SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On May 13, 2004, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

ELBIT VISION SYSTEMS LTD. ANNOUNCES FIRST QUARTER
2004 FINANCIAL RESULTS

Yoqneam, Israel May 13, 2004—Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) announced today its consolidated financial results for the first quarter ended March 31, 2004.

Revenues for the first quarter of 2004 were $0.8 million, compared to $1.9 million for the first quarter of 2003. Net loss for the first quarter of 2004 was $0.89 million, or $0.06 per share, compared with net loss of $0.26 million, or $0.03 per share, in the first quarter of 2003.

The Company completed the quarter with cash, cash equivalents and short-term investments of $3.4 million. Non-operating disbursements totaled approximately $0.6 million, including a loan in the amount of $0.2 million to Yuravision a South Korean company which is in the process of being acquisition by EVS and the repayment of bank loans totaling $0.4 million.

Commenting on the results, Zami Aberman, President & CEO of EVS said: “Our results for the first quarter of 2004 demonstrate the instability in the textile sector, which has historically accounted for the majority of our sales. As a result, we have made the strategic decision to expand into new areas and penetrate new markets, including the microelectronics and display manufacturing industries.

“We received our initial order for wafer inspection systems in the first quarter and announced this morning an OEM relationship between Yuravision and one of the leading manufacturers of LCD repair systems in South Korea, as well as the addition of several new products to our automatic optical inspection (AOI) portfolio. We believe that these recent developments represent a turning point for EVS, as we are committed to repositioning the Company as a developer of advanced solutions to address the needs of the microelectronics industry and are encouraged by our initial success in this arena.

Mr. Aberman continued, “We believe that a substantial opportunity exists for the Company as the manufacturing processes for semiconductor and display technologies continue to evolve, creating an increased need for effective quality control and yield improvement solutions. These market trends will enable us to continue moving forward with our strategic plan, expand our suite of products, increase our market penetration and grow our business.”

Mr. Aberman concluded, “We expect to see revenue growth throughout the remainder of 2004 as our microelectronics solutions gain further traction in the market and we continue working to establish EVS’ presence in this industry. We plan to work aggressively toward the further implementation of our growth strategy, developing and bringing to market a wide variety of innovative products and pursuing strategic acquisitions that will expand and enhance our product family while enabling EVS to penetrate new markets. We look forward to sharing our progress with our shareholders and the investment community as we continue to work toward these goals.”

About Elbit Vision Systems:

Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the industrial web and microelectronic industries. The Company’s product lines improve product quality and increase production efficiency in the textile, automotive, non-woven, plastics, wafer and LCD industries.

Contact:
Yaky Yanay -VP Finance and CFO, Elbit Vision Systems Ltd, Yaky@evs.co.il; 972-4-993-6418

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

(Tables to Follow)

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2004
IN U.S. DOLLARS

	March 31		December 31
	2004	2003	2003
	(Unaudited)		(Audited)
	In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	2,937	1,523	1,789
Restricted deposit	439		537
Accounts receivable:
Trade	703	398	1,021
Other	606	523	620
Inventories	3,454	2,975	3,139

Total current assets	8,139	5,419	7,106

LONG-TERM RECEIVABLES:
Funds in respect of employee rights
upon retirement	655	492	622
Other long-term receivables	304	96	99

Total long-term receivables	959	588	721

PROPERTY, PLANT AND
EQUIPMENT - net of
accumulated depreciation and
amortization	388	524	414

Total assets	9,486	6,531	8,241

	March 31		December 31
	2004	2003	2003
	(Unaudited)		(Audited)
	In thousands
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit from banks	650		1,006
Current maturities of loan from shareholder	160	440	160
Accounts payable:
Trade	958	448	651
Deferred revenues	575	1,365	355
Other	2,233	2,488	2,427

Total current liabilities	4,576	4,741	4,599

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement	1,016	624	979
Loan from shareholder - net of current maturities	289		287

Total long-term liabilities	1,305	624	1,266

Total liabilities	5,881	5,365	5,865

SHAREHOLDERS' EQUITY:

Share capital	2,398	1,208	1,856
Receipt on account of shares to be allotted	355		140
Warrants	537		267
Additional paid-in capital	19,754	17,785	18,662
Accumulated deficit	(19,439)	(17,827)	(18,549)

	3,605	1,166	2,376

Total liabilities and shareholders' equity	9,486	6,531	8,241

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004
IN U.S. DOLLARS

	3 months ended March 31		Year ended December 31,
	2004	2003	2003
	(Unaudited)		(Audited)
	In thousands
REVENUES:
Sale of products	318	1,333	4,043
Services rendered	512	599	2,285

	830	1,932	6,328
COST OF REVENUES:
Cost of products sold	499	817	2,294
Cost of services rendered	230	391	1,454

	729	1,208	3,748

GROSS PROFIT	101	724	2,580

RESEARCH AND DEVELOPMENT
EXPENSES - net	260	341	1,431
SELLING AND MARKETING
EXPENSES	423	392	1,598
GENERAL AND ADMINISTRATIVE
EXPENSES	307	261	637

OPERATING LOSS	(889)	(270)	(1,086)

FINANCIAL INCOME (EXPENSES) - net	(6)	13	60
OTHER INCOME - net	6		47

LOSS BEFORE TAXES
ON INCOME	(889)	(257)	(979)
TAXES ON INCOME	1	3	3

LOSS FOR THE PERIOD	(890)	(260)	(982)

LOSS PER SHARE - BASIC AND
DILUTED	(0.06)	(0.03)	(0.10)

WEIGHTED AVERAGE NUMBER
OF SHARES USED IN
COMPUTATION OF LOSS PER
SHARE
BASIC AND DILUTED (IN
THOUSANDS)	14,892	10,167	10,175

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: May 13, 2004